July 1, 2015
Ms. Cecilia Blye
Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F Street, N.E. Washington D.C. 20549

Re:	Star Bulk Carriers Corp. Form 20-F for the Fiscal Year Ended December 31, 2014 Filed April 8, 2015 File No. 1-33869

Dear Ms. Blye,

This letter is submitted on behalf of Star Bulk Carriers Corp. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Form 20-F for the Fiscal Year Ended December 31, 2014 (as so amended, the “Form 20-F”) filed on April 8, 2015, as set forth in your letter dated June 22, 2015 to the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter, and we have bolded the headings of our responses thereto. Unless otherwise indicated, page references in the descriptions of the Staff’s comments and our responses refer to the Form 20-F. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 20-F, as applicable.
The Company has the following responses to the Staff’s comments:
Risk Factors, page 7
Our vessels  may call on  ports  subject  to  economic sanctions….  page 16

1.	You disclose that from time to time, on charterer’s instructions, your vessels may call on ports located in Syria and Sudan. As you indicate, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and

Sudan since your July 8, 2011 letter to us, whether through subsidiaries, affiliates, charterers, or other direct or indirect arrangements. You should describe any products, components, technologies or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

In this regard, you disclose that institutional investors may have policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism, and that the determination by these investors not to invest in, or to divest from, your common stock may adversely affect the price at which your common stock trades. Please clarify for us whether you anticipate entering into contracts with U.S.-designated state sponsors of terrorism and, if so, describe for us the types of contracts you may enter into.

Response to Comment No. 1

The Company advises the Staff that since its letter of July 8, 2011, the Company has, to the best of its knowledge, had no direct contact and only one indirect contact with Syria or Sudan. In October 2014, GLENCORE, an unaffiliated charterer (the “Charterer”), entered into a time charter for a Company vessel, the Mercurial Virgo (the “Vessel”). Under the terms of the charter, the Charterer had the right to direct the Vessel to its loading and discharge ports. In January 2015, the Charterer directed the Vessel to call on Port Sudan, Sudan. In that voyage, the Vessel’s cargo consisted of Canadian milling wheat, in which the Company had no ownership interest and shipment of which is permissible to Sudan under U.S. economic sanctions and export controls. Due to port congestion, the Vessel remained in Port Sudan until March 2015, at which point it was able, at the instruction of the Charterer, to discharge its cargo and depart.
The Company does not anticipate, nor does it seek, further port calls by its vessels in Sudan and Syria.  However, given the variation in the Company’s business arrangements with charterers, it cannot guarantee that such port calls will not occur again in the future.  Notwithstanding the foregoing, the Company has not entered and does not plan to enter into any direct or indirect contracts, agreements or other arrangements with U.S.-designated state sponsors of terrorism.

*       *       *

In response to the Staff’s comment letter, the Company acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please call me at 011-30-210-617-8400.
Very truly yours,

Star Bulk Carriers Corp

By:	/s/ Petros Pappas
Name:	Petros Pappas
Title:	Chief Executive Officer

cc:            Lawrence G. Wee, Paul, Weiss, Rifkind, Wharton & Garrison LLP